January 8, 2021

VIA EDGAR CORRESPONDENCE

Elena Stojic, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Dodge & Cox Funds (File Nos. 2-11522 and 811-173) (the "Registrant" or the "Trust") Post-Effective Amendment No. 101 ("PEA 101") to the Trust's Registration Statement on Form N-1A

Dear Ms. Stojic:

This letter responds to comments you provided to Erin Kennedy of Dodge & Cox during a telephonic discussion on January 7, 2021 with respect to your review of the Registrant's correspondence filing, dated January 4, 2021, which responded to your earlier comments regarding PEA 101 to the Trust's registration statement, which was filed with the U.S. Securities and Exchange Commission on August 3, 2020. PEA 101 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purposes of registering shares of the Dodge & Cox Emerging Markets Stock Fund (the "Fund"), a new series of the Trust. We have summarized your comments below, followed by the Trust's responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.Comment: Please explain how the Fund estimated its Total Fund Annual Operating Expenses and its basis for believing this estimate to be reasonable.

Response: The Fund based its estimate of Total Fund Operating Expenses on an assumption that it could raise approximately $100 million in its first year. Since the Fund uses the same service providers as other series of the Trust, the Fund extrapolated expense items from other relevant series to estimate expenses, using the assumed asset level, estimates with respect to number of accounts and average account size, an estimate by the Fund's investment manager of the number of securities that it may purchase in its first year, and other expenses that are shared among the Trust's series. The Registrant believes this estimate is reasonable because it is based on the actual expenses of its other series and existing agreements with its service providers. The Registrant  notes that the Fund's investment  manager has  agreed to waive  fees

c/o DST Asset Manager Solutions, Inc. / P.O. Box 219502 / Kansas City / MO / 64121-9502

and/or reimburse Fund expenses to the extent necessary to limit the Fund's expenses to 0.70% of its average daily net assets at least until April 30, 2022.

2.Comment: Please confirm, with respect to the expense reimbursement arrangement between Dodge & Cox and the Fund, that the expense reimbursement arrangement may not be terminated other than by the Fund's Board of Trustees during its initial term.

Response: We confirm that the expense reimbursement agreement between Dodge & Cox and the Fund may not be terminated other than by the Fund's Board of Trustees during its initial term. Thereafter, it may terminated by either party with 30 days' written notice. The registration statement has been revised to clarify this point.

3.Comment: Please confirm whether Dodge & Cox may recoup any fees waived pursuant to the expense reimbursement arrangement described in the registration statement.

Response: Dodge & Cox may not recoup any fees waived or payments made to the Fund other than to the extent the total amount of such fee waivers and payments made during a year exceeds the amount needed to limit the Fund's total expenses for that year to 0.70% of its average daily net assets. The registration statement has been revised to clarify this point.

4.Comment: Please confirm that the Fund's disclosure with respect to the risks of investing in emerging markets reflects the guidance provided by the Division of Investment Management's Disclosure Review and Account Office in ADI 2020-11 Registered Funds' Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Registrant acknowledges the guidance provided in ADI 2020-11 and has enhanced the registration statement disclosure to address the applicable risks discussed in ADI 2020-11.

* * *

We believe that the foregoing has been responsive to the Staff's comments. Please call or email the undersigned at (415) 248-9154 or erin.kennedy@dodgeandcox.com if you wish to discuss this correspondence further.

Sincerely,

/s/ Erin Kennedy Erin Kennedy